UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”) entered into agreements for a Structured Equity Facility (the “OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial gross proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement by and among the Company and the fund vehicles affiliated with Orion Infrastructure Capital (“OIC” and, collectively, the “OIC Investors”) party thereto, while an additional US$35 million was funded into an escrow account on such date and has been held in escrow, with the release of such funds subject to the satisfaction of certain conditions. On each of April 10, 2024, May 24, 2024 June 21, 2024 and July 10, 2024, US$5 million was released from the escrow account (each, an “Escrow Release”).

On May 23, 2023, Carbon Revolution Operations PTY LTD., an Australian private limited company and indirect wholly-owned subsidiary of the Company (“Carbon Revolution Operations”), entered into a Trust Indenture by and between Carbon Revolution Operations and UMB Bank, National Association, as trustee (the “Trustee”, and such Trust Indenture, as amended by the First Supplemental Indenture thereto, dated September 11, 2023, the Second Supplemental Indenture thereto, dated May 24, 2024, and the Third Supplemental Indenture, dated June 21, 2024, the “Indenture”). The Indenture and the Series 2023-A Notes issued thereunder were executed and issued pursuant to the New Debt Program arranged by PIUS Limited LLC and its affiliates.

As previously disclosed, on May 24, 2024, the Securities Purchase Agreement relating to the OIC Financing was amended to permit the issuance of Series 2024-A Notes by Carbon Revolution Operations in lieu of Series A Preferred Shares or Series B Preferred Shares in consideration for each Escrow Release, which Series 2024-A Notes rank pari passu with the Series 2023-A Notes and have substantially the same terms, with limited exceptions, and are issued pursuant to the Indenture, and, on June 21, 2024, such Securities Purchase Agreement was further amended to set forth the conditions for up to four additional Escrow Releases of US$5 million each, constituting the remaining balance in the escrow account.

On July 29, 2024, pursuant to the OIC Financing, US$5 million was released from escrow and the Company issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. OIC waived certain conditions for the fifth Escrow Release to enable the release of funds prior to August 1, 2024 and without measurement of the Company’s performance with respect to the applicable monthly milestones for such release as of July 31, 2024. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: July 30, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer